Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295079

Proxy Statement/Prospectus Supplement No. 1

(To Proxy Statement/Prospectus dated August 12, 2026)

PROSPECTUS SUPPLEMENT NO. 1 TO

PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus supplement no. 1 (this “Supplement”) amends the proxy statement/prospectus, dated August 12, 2026 (the “Proxy Statement/Prospectus”), of VerifyMe, Inc. (the “Company”) in connection with the Company’s previously announced proposed merger with Open World Ltd., a Cayman Islands exempted company (“Open World”), which is subject to the Agreement and Plan of Merger, dated as of February 11, 2026, as subsequently amended (the “Merger Agreement”), with VRME Subsidiary Corp., a Nevada corporation and wholly owned subsidiary of the VerifyMe, and Open World. VerifyMe filed the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) as part of a Registration Statement on Form S-4, as amended (Registration No. 333-295079), which was declared effective on August 12, 2026 by the SEC.

This Supplement is being filed by the Company with the SEC to amend and supplement certain information contained in the Proxy Statement/Prospectus relating to the expected termination of the GEM Transaction Documents between Open World, GEM, and GYBL. Except as otherwise set forth below, the information contained in the Proxy Statement/Prospectus remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

This Supplement modifies and supersedes, in part, the information in the Proxy Statement/Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 24 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Merger or otherwise, or passed upon the adequacy or accuracy of the Proxy Statement/Prospectus, as supplemented by this Supplement. Any representation to the contrary is a criminal offense.

This Supplement to the Proxy Statement/Prospectus is dated September 17, 2026.

Recent Developments

VerifyMe, Inc. has been informed by Open World Ltd. (“Open World”) that on September 14, 2026, Open World delivered notice of its intent to terminate the Share Purchase Agreement, dated July 24, 2026 (the “GEM Share Purchase Agreement”), with GEM Global Yield LLC SCS (“GEM”) and GEM Yield Bahamas Limited (“GYBL”), and the related registration rights agreement (the “GEM Registration Rights Agreement”), and that such termination will be effective September 19, 2026.

The section in the Proxy Statement/Prospectus titled “Selected Unaudited Pro Forma Condensed Combined Financial Information” is amended and supplemented by deleting and replacing the last paragraph in its entirety with the following:

No pro forma adjustment has been made with respect to the GEM Financing, including the GEM Share Purchase Agreement, given any future drawn downs under such agreement will be discretionary and the number and price of shares cannot be determined until the applicable pricing period. As such, the selected unaudited pro forma condensed combined financial information does not reflect the GEM Warrant, the Underlying Warrant Shares, or any shares issued in payment of the commitment fee. On September 14, 2026, Open World delivered notice of its intent to terminate the GEM Transaction Documents, effective September 19, 2026. If terminated, the combined company will not issue the GEM Warrant or any shares in payment of the commitment fee. For more information, see “OpenWorld’s Business—Recent Strategic Agreements—GEM Financing Agreements.”

The risk factor in the Proxy Statement/Prospectus titled “The combined company may be unable to access the full amount available under the GEM Financing, and issuances and resales under the GEM Financing may result in substantial dilution and downward pressure on the market price of its common stock” is amended and supplemented by deleting the last sentence of the second paragraph and adding the following as a new and final paragraph:

On September 14, 2026, Open World delivered notice of its intent to terminate the GEM Transaction Documents, effective September 19, 2026. If terminated, the combined company will not have access to the anticipated financing set forth by the GEM Share Purchase Agreement and it will not issue the GEM Warrant or any shares in payment of the commitment fee. For more information on the GEM Transaction Documents, see “OpenWorld’s Business—Recent Strategic Agreements—GEM Financing Agreements.”

The subsection in the Proxy Statement/Prospectus titled “Ownership of the Combined Company” under the section “The Merger” is amended and supplemented by deleting and replacing the last paragraph in its entirety with the following:

The foregoing ownership percentages do not give effect to any issuances under the GEM Transaction Documents, including the GEM Warrant, the Underlying Warrant Shares, and any shares to be issued in payment of the commitment fee, because they depend on future market prices, trading volumes, and the combined company’s decision to elect to submit any drawdown notices under the applicable GEM Transaction Documents. On September 14, 2026, Open World delivered notice of its intent to terminate the GEM Transaction Documents, effective September 19, 2026. If terminated, the combined company will not have access to the anticipated financing set forth by the GEM Share Purchase Agreement and it will not issue the GEM Warrant or any shares in payment of the commitment fee. For more information on the GEM Transaction Documents, see “OpenWorld’s Business—Recent Strategic Agreements—GEM Financing Agreements.” The exchange ratio, pro forma capitalization and ownership disclosure will be updated when the final treatment and share counts are determined, after the merger has been consummated and the appropriate elections have been made.

The subsection in the Proxy Statement/Prospectus titled “GEM Financing Agreements” under the section “OpenWorld’s Business—Recent Strategic Agreements” is amended and supplemented by adding the following as a new and final paragraph:

On September 14, 2026, Open World delivered notice of its intent to terminate the GEM Transaction Documents, effective September 19, 2026. If terminated, the combined company will not have access to the anticipated financing set forth by the GEM Share Purchase Agreement and it will not issue the GEM Warrant or any shares in payment of the commitment fee.

The subsection in the Proxy Statement/Prospectus titled “Liquidity and Capital Resources” under the section “OpenWorld Management’s Discussion and Analysis of Financial Condition and Results of Operations” is amended and supplemented by deleting and replacing the third paragraph in its entirety with the following:

On July 24, 2026, OpenWorld entered into the GEM Share Purchase Agreement, pursuant to which the combined company anticipated being provided up to $50.0 million of equity financing during the 36-month period beginning on the Public Listing Date. The GEM Financing is subject to the closing of the merger and is contingent upon the effective assignment of the GEM Share Purchase Agreement from OpenWorld to the combined company within five (5) days of Public Listing, including the combined company’s formal assumption of the obligations thereunder, with such assumption subject to consideration and approval by the Combined Company Board. The GEM Financing will not provide cash at the immediate closing of the merger, and the amount and timing of any proceeds will depend on the combined company’s election to submit draw down notices, future market prices, trading volumes and the satisfaction of certain other contractual conditions as set forth in the GEM Transaction Documents. If the merger closes, the combined company will also be obligated to pay a $1.0 million commitment fee and issue the GEM Warrant and the Underlying Warrant Shares. On September 14, 2026, Open World delivered notice of its intent to terminate the GEM Transaction Documents, effective September 19, 2026. If terminated, the combined company will not have access to the anticipated financing set forth by the GEM Share Purchase Agreement and it will not issue the GEM Warrant or any shares in payment of the commitment fee. For more information see “OpenWorld’s Business—Recent Strategic Agreements—GEM Financing Agreements.”

The subsection in the Proxy Statement/Prospectus titled “Contractual Obligations” under the section “OpenWorld Management’s Discussion and Analysis of Financial Condition and Results of Operations” is amended and supplemented by deleting and replacing the third paragraph in its entirety with the following:

The contractual obligations tables above do not include obligations under the GEM Financing because the commitment fee, the GEM Warrant and the Underlying Warrant Shares are contingent on consummation of the merger and were not outstanding as of March 31, 2026 or December 31, 2025. On September 14, 2026, Open World delivered notice of its intent to terminate the GEM Transaction Documents, effective September 19, 2026. If terminated, the combined company will not have access to the anticipated financing set forth by the GEM Share Purchase Agreement and it will not issue the GEM Warrant or any shares in payment of the commitment fee. If the GEM Transaction Documents are not terminated for any reason prior to the close of the merger, then upon the close of the merger, the combined company will be required to fund the $1.0 million commitment fee into escrow on the Public Listing Date and satisfy the other obligations described under “OpenWorld’s Business—Recent Strategic Agreements—GEM Financing Agreements.”